HomeLife, Inc.
1503 South Coast Drive, Suite 204
Costa Mesa, CA 92626

April 23, 2008

VIA TELEFAX (202)772-9209
Stacie D. Gorman
Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Moneylogix Group, Inc. (f/k/a Home Life, Inc.) Amendment to Preliminary Information Statement on Schedule 14C File No. 000-30424 Filed April 10, 2008

Dear Ms. Gorman:

We represent Moneylogix Group, Inc., (“Moneylogix” or the “Company”). We are in receipt of your letter dated April 21, 2008 regarding the above referenced filing and the following are our responses:

1.	Please incorporate your most recent Form 10-K and the Form 10-Q for your most recent quarter.

Answer: We have incorporated the most recent Form 10-K and Form 10-Q for the most recent quarter.

2.
We note your response to comment 2; however, we are unable to locate the requested disclosure and reissue the comment. Please provide more detail regarding the sale of your existing assets to Mr. Cimerman, including the assets transferred and their deemed value, the liabilities assumed and the consideration provided.

Answer: We have updated the requested disclosure by providing the following information: (1) the value of the assets being spun-off; (2) the amount of liabilities being assumed in connection with the spin-off; and (3) any additional consideration paid for the spin-off.

Very truly yours,

HOMELIFE, INC.

By: /s/ Andrew Cimerman
    Andrew Cimerman